

10035996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G.A. Repple & Company (a wholly owned subsidiary of G.A. Repple Financial Group, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

'01 Normandy Road
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ˈandra J. Albano (407) 339-9090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

arr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. A. Repple & Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn & Subscribed before me on
Jan 20, 2010 by Glenn A. Repple
personally known to me.

Sandra J. Albano, Notary Public

Signature

President

Title


SANDRA J. ALBANO
MY COMMISSION # DD 926802
EXPIRES: October 2, 2013
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

G.A. Repple & Company

December 31, 2009



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
G.A. Repple & Company
Casselberry, Florida

We have audited the accompanying statement of financial condition of G.A. Repple & Company, as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2009, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 24, 2010

G.A. REPPLE & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 927,129
Clearing account deposits, restricted	50,087
Securities owned, at market	8,796
Commissions receivable	350,534
Other receivables	488
Prepaid expenses	33,462
	$ 1,370,496

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 107,851
Commissions payable	264,881
	372,732
Shareholder's equity:	
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	24,900
Retained earnings	972,764
	997,764
	$ 1,370,496

See notes to financial statements.

G.A. REPPLE & COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 5,803,949
Investment advisory fees	814,524
Principal transactions	956,448
Due diligence fees	139,967
Interest and dividends	9,438
Other	2,510
	7,726,836
Expenses:	
Commissions	5,290,027
Overhead expense	2,038,900
Clearing fees	393,683
Maintenance and support	54,220
Net trading losses	6,161
Other	160,697
Postage and freight	33,789
Professional services	48,398
Marketing	1,683
Dues and subscriptions	18,374
	8,045,932
Net loss	$ (319,096)

See notes to financial statements.

G.A. REPPLE & COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances, January 1, 2009 as previously reported	100	$ 100	$ 24,900	$ 1,383,897	$ 1,408,897
Prior period adjustment - error calculating commission payable	-	-	-	(92,037)	(92,037)
Balances, January 1, 2009 as restated	100	100	24,900	1,291,860	1,316,860
Net loss for the year ended December 31, 2009	-	-	-	(319,096)	(319,096)
Balances, December 31, 2009	100	$ 100	$ 24,900	$ 972,764	$ 997,764

See notes to financial statements.

G.A. REPPLE & COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (319,096)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in securities owned	36,927
Increase in commissions receivable	(17,392)
Decrease in other receivables	537
Decrease in prepaid expenses	8,268
Decrease in accounts payable and accrued expenses	(34,505)
Decrease in commissions payable	(5,804)
Total adjustments	(11,969)
Net cash used by operating activities and net decrease in cash and cash equivalents	(331,065)
Cash and cash equivalents at beginning of year	1,258,194
Cash and cash equivalents at end of year	$ 927,129

See notes to financial statements.

G.A. REPPLE & COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

Cash equivalents:

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned:

Securities owned are valued at market. The resulting difference between cost and market is included in the statement of operations.

Concentration of credit risk:

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Clearing account deposits:

The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Receivables and allowance for doubtful accounts:

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Accordingly, actual results could differ from those estimates.

Income taxes:
The Company's financial information is included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis. The Company does not have a funding agreement requiring its share of taxes to be remitted or refunded to/from its Parent.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

2. Securities owned:

Securities owned are shown on the statement of financial condition at fair market value. The following realized and unrealized losses are included in the statement of operations for the year ended December 31, 2009.

Market value of securities owned	$ 8,796
Less cost of securities owned	(8,888)
Total net unrealized loss	(92)
Less net unrealized gain recognized in prior years	(232)
Current year unrealized gain	140
Proceeds from sale of securities owned	30,764
Less cost of securities owned	(44,100)
Total net realized loss	(13,336)
Less net unrealized gain recognized in prior years	(7,035)
Current year realized loss	(6,301)
Net trading losses	$ (6,161)

3. Related party transactions:

   The company is managed by its parent and sole stockholder, G.A. Repple Financial Group, Inc. (RFG). Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays RFG for overhead expenses. The overhead expense represents reimbursement for the cost associated with office space, telephone and staff support. The Company paid $2,038,900 to RFG for overhead expense for the year ended December 31, 2009.

   The Company has entered into agreements with affiliated entities to act as a placement agent. Commissions earned are established in the agreements with the product sponsor as a percentage of funds raised. Commissions were earned relative to sales of private placements under the above agreements in the amount of $101,240, in which the President of G.A. Repple & Company has a direct ownership interest, and $63,740 in which the President of G.A. Repple & Company has an indirect ownership interest.

4. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   At December 31, 2009, the Company had excess net capital of $846,991 and a net capital ratio of .42 to 1.

5. Liabilities subordinated to claims of creditors and computation of customer reserves:

   The Company has no liabilities subordinated to claims of creditors.

   The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

6. Income taxes:

The components of the net deferred tax asset as of December 31, 2009 are as follows:

Deferred tax asset	$ 64,313
Deferred tax liability	-
Valuation allowance	(64,313)
	$ -

The provision for income taxes differs from the amount that would result from applying a statutory rate of 34% primarily due to the valuation allowance and temporary differences arising from accrued contingent liabilities. The valuation allowance increased by $64,313 for the year ended December 31, 2009.

At December 31, 2009, the Company had an operating loss carry forward of approximately $226,000 that may be offset against future federal and state taxable income. The carry forwards expire starting in 2029 for federal and state purposes.

The Company adopted the provisions of *FASB ASC (Accounting Standards Codification) No. 740, Accounting for Uncertainty in Income Taxes*, on January 1, 2009. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2006 for all major tax jurisdictions.

7. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

8. Contingencies:

The Company received two claims from clients which were the result of monetary losses on investments and the freezing of investments following the bankruptcy of a company whose investment programs were offered to G.A. Repple & Company's investors. The first claim is unasserted and the Company has proposed a settlement in the amount of $30,000, which has been charged to operations in the accompanying financial statements for 2009. The second claim was filed by one if its clients for alleged selling of unsuitable investment products. The claim asks for actual and punitive damages totaling $420,000, plus interest and legal fees. The Company has proposed a settlement in the amount of $70,000, which has been charged to operations in the accompanying financial statements for 2009. If the settlement offer is not accepted and the case goes to trial, the amount of the ultimate loss to the Company, if any, may equal the amount of damages sought by the plaintiff. The amounts accrued are included in the Statement of Financial Condition under the caption "Accounts payable and accrued expenses".

9. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 24, 2010.

10. Prior period adjustment:

Retained earnings at the beginning of 2009 has been adjusted to correct an error calculating commissions payable in 2008. Had the error not been made, net income for 2008 would have been decreased by $92,037. The error would have had no effect on income taxes as the resulting deferred tax asset would have been fully reserved against.

SUPPLEMENTARY INFORMATION

G.A. REPPLE & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net capital	
Total shareholder's equity	$ 997,764
Deductions:	
Non-allowable assets:	
Commissions receivable over 30 days old	45,825
Prepaid expenses	33,462
Corporate bonds	8,796
Other receivables	488
Money market interest receivable	49
	88,620
Net capital before haircuts on securities positions	909,144
Haircuts on securities	(12,153)
Net capital	$ 896,991
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II FOCUS report	$ 1,068,600
Adjustments:	
Commissions receivable over 30 days old	(45,825)
Audit adjustments	(125,783)
Rounding	(1)
	(171,609)
	$ 896,991

G.A. REPPLE & COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 107,851
Commissions payable	264,881
	$ 372,732
Ratio of aggregate indebtedness to net capital	.42 to 1

See auditor's report

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

The Board of Directors
G.A. Repple & Company
Casselberry, Florida

In planning and performing our audit of the financial statements and supplemental schedules of G.A. Repple & Company (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of G.A. Repple & Company as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010.

Accrual of commissions payable

It was noted during our audit that the Company did not accrue commissions payable that correspond with the investment activity through National Financial Services. It is the responsibility of management to record all transactions occurring within the Company. These transactions are significant for a fair presentation of the Company's financial position and operating results.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report
On Applying Agreed-Upon Procedures

To the Board of Directors
G.A. Repple & Company
Casselberry, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by G.A. Repple & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating G.A. Repple & Company's compliance with Rule 17a-5(e)(4). G.A. Repple & Company's management is responsible for G.A. Repple & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments with respective cash disbursements records entries noting no exceptions.

2. We compared the amounts reported on the audited Form X-17A-5, as amended, for the year ended December 31, 2009 with the amounts reported in the Transitional Assessment Reconciliation ("Form SIPC-7T"), as amended for the year ended December 31, 2009 noting no exceptions.

3. We compared any adjustments reported in Form SIPC-7T, as amended, with supporting schedules and working papers noting no exceptions.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, as amended, and in the related schedules and working papers supporting the adjustments noting no exceptions.

5. We compared the amount of any overpayment applied with the Form SIPC-7T, as amended, on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

AMENDED as of 2/25/2010

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

AMENDED Filing

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035315 FINRA Dec
G. A. Repple + Co 12*12
101 Normandy Rd STE 101
Casselberry FL 32707-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steve Lankford

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5787

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2035)

_____ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3752

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3752

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3752

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G. A. Repple and Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended Filing As of 2/25/2018

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 5 871 846
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3 424 474
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	131 346
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1 369
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3 557 189
2d. SIPC Net Operating Revenues	$ 2 314 657
2e. General Assessment @ .0025	$ 5 787

(to page 1 but not less than $150 minimum)